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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                                 LCA-VISION INC.
                                 ---------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                    ----------------------------------------
                         (Title of Class of Securities)


                                    501803308
                                 (CUSIP Number)


                                DECEMBER 13, 2006
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              [_]  Rule 13d-1(b)
              [X]  Rule 13d-1(c)
              [_]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

CUSIP No. 501803308                                              Page 2 of 11
                                  Schedule 13G

--------------------------------------------------------------------------------
1       Names of Reporting Person               HWP Capital Partners II, L.P.
        S.S. or I.R.S. Identification
        No. of Above Person

--------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group
                                                                (a)   [X]
                                                                (b)   [_]
--------------------------------------------------------------------------------
3       S.E.C. Use Only


--------------------------------------------------------------------------------
4       Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
                                     5       Sole Voting Power

             Number of                       1,303,882
                                     -------------------------------------------
        Shares Beneficially          6       Shared Voting Power

             Owned By                        -0-
                                     -------------------------------------------
               Each                  7       Sole Dispositive Power

         Reporting Person                    1,303,882
                                     -------------------------------------------
                                     8       Shared Dispositive Power

                                             -0-
--------------------------------------------------------------------------------
9       Aggregate Amount Beneficially Owned by Each Reporting Person

        1,303,882
--------------------------------------------------------------------------------
10      Check Box If the Aggregate Amount in Row (9) Excludes
        Certain Shares
                                                                      [_]
--------------------------------------------------------------------------------
11      Percent of Class Represented by Amount in Row (9)

        6.3%
--------------------------------------------------------------------------------
12      Type of Reporting Person

        PN
--------------------------------------------------------------------------------

CUSIP No. 501803308                                              Page 3 of 11
                                  Schedule 13G

--------------------------------------------------------------------------------
1       Names of Reporting Person               HWP II, L.P.
        S.S. or I.R.S. Identification
        No. of Above Person

--------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group
                                                                (a)   [X]
                                                                (b)   [_]
--------------------------------------------------------------------------------
3       S.E.C. Use Only


--------------------------------------------------------------------------------
4       Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
                                     5       Sole Voting Power

             Number of                       1,303,882
                                     -------------------------------------------
        Shares Beneficially          6       Shared Voting Power

             Owned By                        -0-
                                     -------------------------------------------
               Each                  7       Sole Dispositive Power

         Reporting Person                    1,303,882
                                     -------------------------------------------
                                     8       Shared Dispositive Power

                                             -0-
--------------------------------------------------------------------------------
9       Aggregate Amount Beneficially Owned by Each Reporting Person

        1,303,882
--------------------------------------------------------------------------------
10      Check Box If the Aggregate Amount in Row (9) Excludes
        Certain Shares
                                                                      [_]
--------------------------------------------------------------------------------
11      Percent of Class Represented by Amount in Row (9)

        6.3%
--------------------------------------------------------------------------------
12      Type of Reporting Person

        PN
--------------------------------------------------------------------------------

CUSIP No. 501803308                                              Page 4 of 11
                                  Schedule 13G

--------------------------------------------------------------------------------
1       Names of Reporting Person              HWP II, LLC
        S.S. or I.R.S. Identification
        No. of Above Person

--------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group
                                                                (a)   [X]
                                                                (b)   [_]
--------------------------------------------------------------------------------
3       S.E.C. Use Only


--------------------------------------------------------------------------------
4       Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
                                     5       Sole Voting Power

             Number of                       1,303,882
                                     -------------------------------------------
        Shares Beneficially          6       Shared Voting Power

             Owned By                        -0-
                                     -------------------------------------------
               Each                  7       Sole Dispositive Power

         Reporting Person                    1,303,882
                                     -------------------------------------------
                                     8       Shared Dispositive Power

                                             -0-
--------------------------------------------------------------------------------
9       Aggregate Amount Beneficially Owned by Each Reporting Person

        1,303,882
--------------------------------------------------------------------------------
10      Check Box If the Aggregate Amount in Row (9) Excludes
        Certain Shares
                                                                      [_]
--------------------------------------------------------------------------------
11      Percent of Class Represented by Amount in Row (9)

        6.3%
--------------------------------------------------------------------------------
12      Type of Reporting Person

        OO
--------------------------------------------------------------------------------

CUSIP No. 501803308                                              Page 5 of 11
                                  Schedule 13G

--------------------------------------------------------------------------------
1       Names of Reporting Person           Robert B. Haas
        S.S. or I.R.S. Identification        (in the capacity described herein)
        No. of Above Person

--------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group
                                                                (a)   [X]
                                                                (b)   [_]
--------------------------------------------------------------------------------
3       S.E.C. Use Only


--------------------------------------------------------------------------------
4       Citizenship or Place of Organization

        United States
--------------------------------------------------------------------------------
                                     5       Sole Voting Power

             Number of                       1,303,882
                                     -------------------------------------------
        Shares Beneficially          6       Shared Voting Power

             Owned By                        -0-
                                     -------------------------------------------
               Each                  7       Sole Dispositive Power

         Reporting Person                    1,303,882
                                     -------------------------------------------
                                     8       Shared Dispositive Power

                                             -0-
--------------------------------------------------------------------------------
9       Aggregate Amount Beneficially Owned by Each Reporting Person

        1,303,882
--------------------------------------------------------------------------------
10      Check Box If the Aggregate Amount in Row (9) Excludes
        Certain Shares
                                                                      [_]
--------------------------------------------------------------------------------
11      Percent of Class Represented by Amount in Row (9)

        6.3%
--------------------------------------------------------------------------------
12      Type of Reporting Person

        IN
--------------------------------------------------------------------------------

CUSIP No. 501803308                                              Page 6 of 11
                                  Schedule 13G

s
Item 1.  (a)   NAME OF ISSUER

               LCA-Vision Inc. (the "COMPANY").

         (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

               7840 Montgomery Road
               Cincinnati, Ohio  45236


Item 2.  (a)   NAMES OF PERSONS FILING

               (i)    HWP  Capital   Partners  II,  L.P.,  a  Delaware  limited
                      partnership ("HWPCP");

               (ii) HWP II, L.P., a Delaware limited partnership ("HWP II" and the sole general partner of HWPCP);

               (iii) HWP II, LLC, a Delaware limited liability company ("HWP II LLC" and the sole general partner of HWP II); and

               (iv) Robert B. Haas ("MR. HAAS" and the managing member of HWP II LLC) ((i) through (iv) collectively, the "REPORTING PERSONS").

         (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE

               The address of the principal business offices of each of the Reporting Persons is c/o Haas Wheat & Partners, L.P., 300 Crescent Court, Suite 1700, Dallas, Texas 75201.

         (c)   CITIZENSHIP

               The place of organization of each of the Reporting Persons (other than Mr. Haas) is Delaware. Mr. Haas is a citizen of the United States.

         (d)   TITLE OF CLASS OF SECURITIES

               Common  Stock,  par value $0.001 per share (the "COMMON  STOCK")

         (e)   CUSIP NUMBER

               501803308


Item 3. If this statement is filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

         Not applicable.

CUSIP No. 501803308                                              Page 7 of 11
                                  Schedule 13G


Item 4.  OWNERSHIP.

         (a)   AMOUNT BENEFICIALLY OWNED:

               HWPCP may be deemed to beneficially own 1,303,882 shares of Common Stock and each of HWP II and HWP II LLC in their capacities as general partners of HWPCP and HWP II, respectively, may be deemed to beneficially own 1,303,882 shares of Common Stock as a result of their voting and dispositive power over the 1,303,882 shares of Common Stock held by HWPCP.

               Mr. Haas may be deemed to beneficially own 1,303,882 shares of Common Stock as a result of his voting and dispositive power over 1,303,882 shares of Common Stock held by HWPCP.

         (b)   PERCENTAGE OWNED:

               Based on calculations made in accordance with Rule 13d-3, and there being approximately 20,786,303 shares of Common Stock outstanding (as reported by the Company in its Quarterly Report on Form 10-Q for the period ended September 30, 2006 (filed on October 30, 2006)), (i) HWPCP and each of HWP II and HWP II LLC (in their capacities as general partners of HWPCP and HWP II, respectively) may be deemed to beneficially own approximately 6.3% of the outstanding Common Stock and (ii) Mr. Haas may be deemed to beneficially own approximately 6.3% of the outstanding Common Stock.

         (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS POWER TO DIRECT THE
               DISPOSITION:

               (i) HWPCP and each of HWP II and HWP II LLC (in their capacities as general partners of HWPCP and HWP II, respectively) may be deemed to have sole power to direct the voting and disposition of the 1,303,882 shares of Common Stock held by HWPCP and (ii) Mr. Haas may be deemed to have sole power to direct the voting and disposition of the 1,303,882 shares of Common Stock held by HWPCP.


Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.


Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         The general partners and limited partners, as applicable, of HWPCP, HWP II and HWP II LLC have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of such Reporting Persons in accordance with their ownership interests in such entities.

CUSIP No. 501803308                                              Page 8 of 11
                                  Schedule 13G


Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         See Item 2.

Item 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

Item 10. CERTIFICATION

         (b) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c):

         By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP No. 501803308                                              Page 9 of 11
                                  Schedule 13G


                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of December 22, 2006

                                     HWP CAPITAL PARTNERS II, L.P.

                                     By:  HWP II, L.P., its general partner

                                     By:  HWP II, LLC, its general partner


                                          By: /s/ Robert B. Haas
                                              --------------------------------
                                              Name:  Robert B. Haas
                                              Title: Managing Member


                                     HWP II, L.P.

                                     By:  HWP II, LLC, its general partner


                                          By: /s/ Robert B. Haas
                                              --------------------------------
                                              Name:  Robert B. Haas
                                              Title: Managing Member


                                     HWP II, LLC


                                          By: /s/ Robert B. Haas
                                              --------------------------------
                                              Name:  Robert B. Haas
                                              Title: Managing Member


                                     ROBERT B. HAAS


                                            /s/ Robert B. Haas
                                            ----------------------------------

CUSIP No. 501803308                                              Page 10 of 11
                                  Schedule 13G


                                  EXHIBIT INDEX
                                  -------------

Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (incorporated by references to Exhibit 1 to the statement on Schedule 13G, dated as of February 12, 2002, filed by the Reporting Persons).

Exhibit 2.      Identity of members of group filing this schedule.

CUSIP No. 501803308                                              Page 11 of 11
                                  Schedule 13G


                                                                     EXHIBIT 2
                                                                     ---------


              IDENTITY OF MEMBERS OF THE GROUP FILING THIS SCHEDULE



HWP Capital Partners II, L.P.

HWP II, L.P.

HWP II, LLC

Robert B. Haas